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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25
                          NOTIFICATION OF LATE FILING

                                  (Check One):
[X] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-Q   [  ] Form
N-SAR
         For Period Ended:  June 30, 1996

         [  ] Transition Report on Form 10-K

         [  ] Transition Report on Form 20-F

         [  ] Transition Report on Form 11-K

         [  ] Transition Report on Form 10-Q

         [  ] Transition Report on Form N-SAR

         For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I--REGISTRANT INFORMATION
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         Full Name of Registrant:  Reddi Brake Supply Corporation

         Former Name if Applicable

         Wesco Auto Parts Corporation

         Address of Principal Executive Office (Street and Number)

         1376 Walter Street

                 City, State and Zip Code  Ventura, California 93003

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PART II--RULES 12B-25(B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.





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[X]      (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)   The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
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See attachment hereto.                         (Attach Extra Sheets if needed)
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PART IV--OTHER INFORMATION
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         (1)   Name and telephone number of person to contact in regard to this notification

S. Gerald Birin               (805)                 644-8355
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(Name)                      (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                                          [X] Yes   [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                          [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment hereto.
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                         Reddi Brake Supply Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 30, 1996              By  /s/ S. Gerald Birin
                                          --------------------------------
                                           S. Gerald Birin,
                                           Chief Financial Officer






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INSTRUCTIONS:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.





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                                   ATTENTION
         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 (CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.





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Part III - Narrative (Continued)

         The registrant's inability to file its Form 10-K for the fiscal year ended June 30, 1996 is primarily based on the reasons set forth and described below:

         In the course of preparation of the registrant's financial statements, the registrant has experienced delays in providing certain information to its auditors, which have delayed the finalization of these financial statements, resulting in a delay in the preparation of the Form 10-K.

Part IV - Other Information (Continued)

         The registrant anticipates reporting net sales of approximately $62.7 million for the fiscal year ended June 30, 1996 ("fiscal 1996"), as compared to net sales of approximately $46.7 million for the fiscal year ended June 30, 1995 ("fiscal 1995"). The registrant also anticipates reporting a net loss for fiscal 1996 of approximately $8.6 million, compared to net income of approximately $66,000 for fiscal 1995. The results for fiscal 1996 include an anticipated net loss of approximately $4.0 million for the fourth quarter of fiscal 1996, as compared to a net loss of approximately $938,000 for the fourth quarter of fiscal 1995.

          The increase in sales during fiscal 1996 was primarily due to increased sales in maturing warehouses opened during fiscal 1995 and the acquisition of seven new warehouses in the fourth quarter of fiscal 1996, the aggregate effect of which was partially offset by the closing of fourteen underperforming warehouses in the third quarter of fiscal 1996. During the fourth quarter of 1996, management re-evaluated the carry value of certain assets and determined that such assets were permanently impaired. Accordingly, the unamortized portion of those assets aggregating approximately $1.3 million was charged to expense.

         Since the registrant's financial statements have not yet been finalized, the estimates provided herein may be subject to further adjustment.





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